Klondex Further Extends Main Veins at Fire Creek with Additional High Grade Intercepts

Vancouver, BC - May 3, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex”or the “Company”) is pleased to provide an update on its first quarter underground drill program at its Fire Creek Mine located in northern Nevada, USA. The following drill results are all new information and were not included in the previous mineral resource estimate released on September 16, 2015.

Fire Creek Mine Drilling Highlights: (FIGURE 1)

•	FCU-0276: 1.45 opt Au over 14.4 ft, or 49.69 g/t over 4.4 m (Joyce/Karen Intersection)

◦	Including 14.5 opt Au over 1.3 ft, or 496.49 g/t over 0.4 m

•	FCU-0276: 0.31 opt Au over 11.0 ft, or 10.6 g/t over 3.4 m (Honeyrunner)

•	FCU-0279: 6.18 opt Au over 1.7 ft, or 212.0 g/t over 0.5 m (Vein 9)

•	FCU-0380: 1.93 opt Au over 7.1 ft, or 66.1 g/t over 2.2 m (Karen/Hui Wu)

◦	Including 9.7 opt Au over 0.7 ft, or 331.3 g/t over 0.2 m

•	FCU-0429: 2.30 opt Au over 0.9 ft, or 79.0 g/t over 0.3 m (Karen West)

•	FCU-0517: 1.04 opt Au over 1.6 ft, or 35.6 g/t over 0.5 m (Karen 1)

•	FCU-0528: 0.41 opt Au over 4.0 ft, or 14.1 g/t over 1.2 m (Vein 41A)

•	FCU-0532: 3.02 opt Au over 6.8 ft, or 103.6 g/t over 2.1 m (Joyce)

◦	Including 21.15 opt Au over 0.9 ft, 725.1 g/t over 0.3 m

•	FCU-0538: 8.18 opt Au over 2.7 ft, or 280.3 g/t over 0.8 m (Joyce Splay)

◦	Including 42.59 opt Au over 0.5 ft, or 1,460.2 g/t over 0.2 m

•	FCU-0547: 0.15 opt Au over 6.8 ft, or 5.0 g/t over 2.1 m (Vein 9 Splay)

Fire Creek Mine:
A total of 57 underground drill holes totaling 23,137 ft (7,052 m) were drilled during the first quarter of 2016. These holes were targeting the extensions of the main producing veins at Fire Creek, primarily the Karen, Joyce and Hui Wu veins. A significant portion of these drill results have come from recent waste development that has allowed the establishment of new drill stations. (TABLE 1)

Karen:
The drill program extended the Karen vein by approximately 450 ft (137 m) along strike and an additional 125 ft (38 m) down dip from the resource. Klondex believes that the drilling suggests that the Karen vein is robust and continues to the North.

Joyce:
The drill program extended the Joyce vein by approximately 350 ft (107 m) along strike and an additional 75 ft (23 m) down dip from the mineral resource.

Hui Wu:
The drill program extended the Hui Wu vein by approximately 430 ft (131 m) along strike and an additional 125 ft (38 m) down dip from the mineral resource. The drill results have clarified where the intersection of the Hui Wu and Joyce veins occurs and continues to support this intersection to be a high grade ore shoot plunging steeply to the North.

Brian Morris, Vice President Exploration stated, “These drill results support our belief that Fire Creek is a much larger system than we know today. Of the known veins, these three primary veins in the system continue to extend to the Northwest and down dip exhibiting similar widths and grades as the existing mineral resource. These results are all new and have not yet been included in the existing mineral resource estimate.”

Assays were performed by ALS Chemex of Reno, Nevada, as directed under the supervision of Klondex staff. This organization is an ISO 17025 accredited independent laboratory.

A description of the data verification methods, quality assurance program and quality control measures applied can be found in the technical reports titled “Technical Report for the Fire Creek Project, Lander County, Nevada”, dated March 28, 2016 and with an effective date of June 30, 2015 which is available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired Rice Lake mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the Midas and Fire Creek mines and the Company's other mineral projects and the accuracy of current interpretation of drill and other exploration results. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.